CONFIDENTIAL TREATMENT REQUESTED

BY COUPONS.COM INCORPORATED

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS BEEN OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

February 14, 2014

VIA ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Ajay Koduri, Staff Attorney Celeste M. Murphy, Legal Branch Chief Joe Kempf, Staff Accountant Robert Littlepage, Accounting Branch Chief

Re:	Coupons.com Incorporated
Registration Statement on Form S-1
File No. 333-193692

Ladies and Gentlemen:

On behalf of Coupons.com Incorporated (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to advise the Staff of the preliminary price range that the Company anticipates for its initial public offering.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Division of Corporation Finance

February 14, 2014

Page Two

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company supplementally advises the Staff that, based in part upon discussions with the underwriters for the Company’s initial public offering, the Company anticipates that the preliminary price range to be included on the cover of the Company’s preliminary prospectus will be a two dollar range between [***] per share (the “Anticipated Price Range”), assuming a [***] for [***] reverse split of the Company’s outstanding common stock and preferred stock to be effected prior to the completion of the offering.

The Company respectfully advises the Staff that market conditions remain volatile, and the price range that is ultimately disclosed in the preliminary prospectus related to the initial public offering could differ from the Anticipated Price Range.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Enclosures

Cc:	Steven R. Boal (Coupons.com Incorporated)
Mir Aamir (Coupons.com Incorporated)
Richard Hornstein (Coupons.com Incorporated)
Michael Torosian (DLA Piper LLP (US))
Eric Jensen (Cooley LLP)
John McKenna (Cooley LLP)